Exhibit (a)(2)
200 East Randolph Drive
Chicago, IL 60601

February 14, 2013

Dear Stockholder:

I am writing to you on behalf of the board of directors (the “Board”) of Jones Lang LaSalle Income Property Trust, Inc. (the “Company”) to caution you about a tender offer being made for your shares.

As you may be aware, Coastal Realty Business Trust (“Coastal”), an entity controlled by MacKenzie Capital Management, LP (together with Coastal, “MCM”) has made an unsolicited tender offer (the “MCM Offer”) to holders of the Company’s Class E common stock (the “Shares”), to purchase up to 1,000,000 shares at a price of $6.00 per Share. This price is significantly below the current net asset value (“NAV”) per Share (which was $10.16, as of January 31, 2013) and also well below what the Board believes to be the potential long-term value of the Shares. You may have already received materials from MCM about its offer and may also have seen that information on a Schedule TO filed by MCM with the Securities and Exchange Commission (the “SEC”) on February 14, 2013.

The Board has carefully evaluated the terms of the MCM Offer and believes that:

•	The price offered substantially undervalues both the current and potential long-term value of the Shares;

•	It attempts to get current stockholders to accept a low price for their Shares; and

•	MCM intends to make a profit from this below-market tender offer.
The Board, taking into consideration the factors below, unanimously recommends that you reject the Offer and not tender your Shares. However, each stockholder must evaluate whether to tender its Shares to MCM and the Board recognizes that an individual stockholder may have liquidity needs that cannot be met in other ways that factor into his/her consideration as to whether to accept the MCM Offer. Set forth below are the material factors contributing to the Board’s decision to recommend that you reject the MCM Offer.
The Company is required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations under it, to inform you of its position, if any, with respect to the MCM Offer. In reaching its conclusion, the Board: (1) consulted with LaSalle Investment Management, Inc., the Company’s advisor (the “Advisor”); (2) reviewed the terms and conditions of the MCM Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; (4) evaluated various factors it deemed relevant in light of its knowledge of the Company’s business and financial condition; and (5) considered the fact that MCM regularly engages in below market tender offers. The following are the material factors contributing to the Board’s decision to recommend that you reject the MCM Offer:

(i)
MCM’s Motive is to Make Money for Themselves. MCM states that its offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and that it was “motivated to establish the lowest price which might be acceptable” to the Company’s stockholders. MCM acknowledges that the offer price was established based on MCM’s objectives and not necessarily in the best financial interest of you and the other Company stockholders.

(ii)
MCM’s Offer Price is Arbitrary. Although MCM acknowledges that it has not made an independent appraisal of the Shares or the Company’s properties and that it is not qualified to appraise real estate, MCM explains that it has arrived at the $6.00 per share offer price by applying a liquidity discount to its calculation of the estimated liquidation value of the Company, and that it expects to make “a profit by holding on to the Shares until the [Company] is liquidated, hopefully at close to the full” estimated liquidation value. MCM provides no analysis with respect to how it arrived at an approximately 41% “liquidity discount” to the current NAV per Share.

(iii)
The Company’s Sponsor and Advisor have Confidence in NAV. On August 8, 2012, affiliates of both Jones Lang LaSalle Incorporated (the “Sponsor”), and Advisor invested an additional $50 million in Class E Shares at the then current NAV of $9.76 per Share ($56.50 per Share prior to the 4.786 to 1 stock dividend which occurred on October 1, 2012 (the “Stock Dividend”)), which they believe represented a true and accurate valuation of the Shares.

(iv)
The Company Conducted its Own Tender Offer at NAV. On September 13, 2012, the Company completed its own tender offer in which it acquired from current stockholders 2,746,855 Shares (474,742 Shares pre-Stock Dividend) at $9.76 per Share ($56.50 per Share pre-Stock Dividend) for a total redemption of $26.9 million. Stockholders who tendered their shares to MCM in previous offers did so at a discount to the Company’s tender of between $4.49 and $8.03 per Share ($26.00 and $46.50 per Share pre-Stock Dividend). MCM tendered all of the Shares it had previously accumulated in response to this Company sponsored tender offer.

(v)
The Company has Been Paying Distributions. In keeping with its commitment to provide current returns to stockholders, the Company has paid or declared five distributions of $0.09506 per Share ($0.55 per Share pre-Stock Dividend) to stockholders of record on each of November 7, 2011, May 4, 2012, August 3, 2012 and November 2, 2012. On December 14, 2012, the Company declared a distribution of $0.10 per Share to stockholders of record as of December 28, 2012, payable on March 28, 2013.

(vi)
MCM’s Offer is 41% Below Current NAV. This is MCM’s fifth tender offer for Shares, each of which has been significantly below the NAV per Share estimated by the Company, and each time the Board has recommended that you reject each such offer. MCM continues to raise its offer price, almost 350% since its first tender, indicating it continues to see increasing value in the Company’s Shares. MCM’s offer of $6.00 per Share is 41% below the January 31, 2013 Class E NAV per Share of $10.16 (which is based on the fair value of the Company’s assets less its outstanding liabilities).

(vii)
There Have Been Changes to the Company’s Liquidity Situation. The Company is conducting a continuous offering (which began on October 1, 2012 when the SEC declared its registration statement effective) to sell up to $3 billion of common stock, the proceeds of which the Company may use to, among other things, provide greater liquidity to its stockholders. The Company has adopted a share repurchase plan that will allow Class A and M stockholders to have their shares repurchased on a daily basis at a price equal to that day’s NAV per share, subject to certain limitations, including the satisfaction of a one-year holding period. For holders of Class E Shares, this one-year period will begin October 1, 2013, when their shares convert to Class M, and they will be eligible for repurchase (subject to certain limitations) on October 1, 2014.

There can be no assurance as to the actual long term value of the Shares, as such value is dependent on a number of factors, including general economic conditions and the other factors discussed below under “Cautionary Note Regarding Forward-Looking Statements.” However, based on the information currently available to it, the Board believes the MCM Offer price could result in stockholders receiving much less for their Shares than they otherwise might over time.
The Board understands that you must make your own decision whether to tender or refrain from tendering your Shares. The Board suggests you carefully consider all aspects of the MCM Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for liquidity, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) other factors you determine are relevant to your decision. You should carefully review all of the MCM Offer documents, as well as the Company’s publicly available annual, quarterly and other reports and the enclosed Solicitation/ Recommendation Statement on Schedule 14D-9 that the Company filed with the SEC on February 14, 2013, and consult with your own financial, tax and other advisors.
Should you have any questions or need further information about your options, please feel free to contact Jones Lang LaSalle Income Property Trust, Inc., 200 East Randolph Drive, Chicago, IL 60563, telephone at (855) 652-0277, or email at JLLIPT@LaSalle.com, attention: Stockholder Services.

Sincerely,

/s/ C. Allan Swaringen
Name: C. Allan Swaringen
Title: President and Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

This letter may contain forward-looking statements regarding, among other things, the future value of the Company’s Shares. Forward-looking statements include, but are not limited to, statements that represent the Company’s beliefs concerning future operations, strategies, financial results or other developments. Forward-looking statements can be identified by the use of forward-looking terminology such as, but not limited to, “may,” “should,” “expect,” “anticipate,” “estimate,” “would be,” “believe,” or “continue” or the negative or other variations of comparable terminology. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond the Company’s control or are subject to change, actual results could be materially different. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realize these plans, intentions or expectations. Factors that could cause us not to realize our plans, intentions or expectations include, but are not limited to, those discussed under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the Company’s Quarterly Reports on Form 10-Q filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this letter. Except as required by law, the Company does not undertake any obligation to update or revise any forward-looking statements contained in this letter.